EvoNexus Group LTD

September 8, 2025

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Joseph Cascarano
Robert Littlepage Alexandra Barone Jan Woo

Re:	EvoNexus Group LTD
Draft Registration Statement on Form F-1
Submitted August 20, 2025
CIK No. 0002075036

Dear sirs and madams:

This letter is in response to the letter dated August 27, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to EvoNexus Group LTD (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 (the “Registration Statement”) is being publicly filed to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary

Summary of Risk Factors, page 5

1. We note your response to prior comment 3. Please expand your summary of risk factor disclosure to specifically discuss the risk that the Chinese government may intervene or influence your operations at any time. In addition, in your heading, please expressly refer to the risks of doing business in Hong Kong and disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors.

Response: In response to the Staff’s comments, we have amended our disclosure on page 5 of the Registration Statement accordingly.

Consolidated Financial Statements

Note 1. Organization and Principal Activities

(b) Restructuring, page F-17

2. We have considered your response to prior comment 17 and reissue the comment. Since the company was incorporated on May 6, 2025, subsequent to the balance sheet date of February 28, 2028, it is inappropriate to present consolidated financial statements before it was in existence. Note the difference between a retrospective application of a change in capital structure as compared to a pro forma presentation for a future event. As the formation of the company and transaction were future events, you are precluded from presenting consolidated financial statements until the balance sheet date is subsequent to the date of the formation of the company. Accordingly, please provide the financial statements of Mobclick Technology (HK) Limited in lieu of consolidated financial statements of EvoNexus Group Ltd.

Response: In response to the Staff’s comments, we have amended our disclosure from pages F-1 to F-20 of the Registration Statement accordingly.

3. Please tell us your consideration of providing pro forma financial information reflecting the restructuring, prepared pursuant to the guidance in Article 11 of Regulation S-X.

Response: In response to the Staff’s comments, we have amended our disclosure from pages 48 to 52 of the Registration Statement accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Chong Li
Name:	Chong Li
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC